     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 1997
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                               (Amendment No. 1)

                            Sierra Prime Income Fund
                                (Name of Issuer)

                            Sierra Prime Income Fund
                      (Name of Person(s) Filing Statement)

         Class A Common Shares of Beneficial Interest with no par value
                         (Title of Class of Securities)

                                   826461-105
                     (CUSIP Number of Class of Securities)

                                F. Brian Cerini
                             Chairman and President
                            Sierra Prime Income Fund
                         9301 Corbin Avenue, Suite 333
                              Northridge, CA 91324
                                 (818) 725-0222

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

                             Richard W. Grant, Esq.
                             Jeffrey P. Burns, Esq.
                          Morgan, Lewis & Bockius LLP
                             2000 One Logan Square
                             Philadelphia, PA 19103
                                  215-963-5000

                                 March 12, 1997
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
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Transaction Valuation: $1,170,680                Amount of Filing Fees: $234.14
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(a)   Calculated as the aggregate maximum purchase price to be paid for 117,068 shares in the offer.
(b)   Calculated as 1/50 of 1% of the Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: __________________________
      Form or Registration No.: ________________________
      Filing Party: ____________________________________
      Date Filed: ______________________________________
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        This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule
13E-4 of Sierra Prime Income Fund (the "Fund"), relating to an offer to purchase (the "Offer") 117,068 of the Fund's Class A Common Shares (the "Class A Shares") originally filed with the Securities and Exchange Commission ("Commission" or "SEC") on March 12, 1997, is made pursuant to Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 for the purpose of extending the tender offer period ten (10) business days to May 9, 1997. The Fund is extending the tender offer period in order to increase its original Offer by 117,068 Class A Shares of 10% of the outstanding Class A Shares of the Fund so that the total Offer to purchase amounts to 234,136 Class A Shares or 20% of the outstanding Class A Shares of the Fund.

        As of April 24, 1997, there were 161,317.988 Class A Shares tendered to the Fund for repurchase at the Fund's net asset value per share.

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                                   SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SIERRA PRIME INCOME FUND


                                        /s/ F. Brian Cerini
                                        ---------------------------
                                        F. Brian Cerini
                                        Chairman and President

April 24, 1997